X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

SUPPL

October 24, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

07027650

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

You will find enclosed :

- A News Release for X-Cal Resources Ltd. dated October 24, 2007
- A Material Change Report dated October 24, 2007

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Sincerely,

X-CAL RESOURCES LTD.

for

Sharon MacLellan

cws/encl

X-Cal Resources Ltd.

TSX/XCL **October 24, 2007**

News Release

FACILITIES NORTH DRILLING COMPLETED at SLEEPER

X-Cal is pleased to report that the Definition Drilling Program for the Facilities North Area at Sleeper has been completed.

A geologic model for the Facilities North Area is being prepared for delivery to qualified independents. The model will contain a total of 323 drill holes within an area that is approximately 600 meters X 700 meters. Seventy-eight new holes were drilled as part of the 2006/07 Facilities North program.

A geologic breakthrough at Sleeper is expected to aid modeling of the Facilities Area, as well as ongoing exploration. The 2007 X-CAL Annual Report describes favorable strata/horizons that localize mineralization.

Results for outstanding Facilities North drill holes will be published when all assays from this area are received.

A separate Sonic Drill Program is underway on the Heap Leach Pads at Sleeper. The sonic drilling is expected to result in the collection of twenty tons of material from 40 drill sites, which will be added to the current supply of test material from that area (see October 16, 2007 News Release).

Independent estimation of the gold and silver mineralization in the Heap Leach Pads and Facilities North areas that comply with NI 43-101 regulations is a near-term project goal.

The proposed winter drill program for Sleeper will continue definition drilling of the West Wood Area high-grade and exploration of the favorable horizon between

West Wood and the North West (NW) Target (see highlight intercepts and illustration in Annual Report).

Production records indicate that less than half of the gold mined at Sleeper was recovered. Previous operations concentrated on recovery from high-grade Sleeper Vein type ore. Operations did not attempt to maximize recovery from the other types of mineralized material such as lower grade oxide breccias and medium to high-grade sulphide breccias. Operations at Sleeper still achieved an average cash cost of $158 per ounce over 10 years from 1986 to 1996.

The Sleeper Gold Project covers a 30 square mile Epithermal Gold District, located in Humboldt County, Nevada. The goals of current work are: to define sufficient mineralized material to justify new operations and to continue testing of the exploration targets.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.,* and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   October 24, 2007

3. **Press Release**

   A Press release was disseminated on October 24, 2007.

4. **Summary of Material Change**

X-Cal is pleased to report that the Definition Drilling Program for the Facilities North Area at Sleeper has been completed. A geologic model for the Facilities North Area is being prepared for delivery to qualified independents. The model will contain a total of 323 drill holes within an area that is approximately 600 meters X 700 meters. Seventy-eight new holes were drilled as part of the 2006/07 Facilities North program. Results for outstanding Facilities North drill holes will be published when all assays from this area are received.

A separate Sonic Drill Program is underway on the Heap Leach Pads at Sleeper. The sonic drilling is expected to result in the collection of twenty tons of material from 40 drill sites, which will be added to the current supply of test material from that area. The proposed winter drill program for Sleeper will continue definition drilling of the West Wood Area high-grade and exploration of the favorable horizon between West Wood and the North West (NW) Target.

5. **Full Description of Material Change**

   See Schedule "A" Below

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on October 24, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** **October 24, 2007**

FACILITIES NORTH DRILLING COMPLETED at SLEEPER

X-Cal is pleased to report that the Definition Drilling Program for the Facilities North Area at Sleeper has been completed.

A geologic model for the Facilities North Area is being prepared for delivery to qualified independents. The model will contain a total of 323 drill holes within an area that is approximately 600 meters X 700 meters. Seventy-eight new holes were drilled as part of the 2006/07 Facilities North program.

A geologic breakthrough at Sleeper is expected to aid modeling of the Facilities Area, as well as ongoing exploration. The 2007 X-CAL Annual Report describes favorable strata/horizons that localize mineralization.

Results for outstanding Facilities North drill holes will be published when all assays from this area are received.

A separate Sonic Drill Program is underway on the Heap Leach Pads at Sleeper. The sonic drilling is expected to result in the collection of twenty tons of material from 40 drill sites, which will be added to the current supply of test material from that area (see October 16, 2007 News Release).

Independent estimation of the gold and silver mineralization in the Heap Leach Pads and Facilities North areas that comply with NI 43-101 regulations is a near-term project goal.

The proposed winter drill program for Sleeper will continue definition drilling of the West Wood Area high-grade and exploration of the favorable horizon between West Wood and the North West (NW) Target (see highlight intercepts and illustration in Annual Report).

Production records indicate that less than half of the gold mined at Sleeper was recovered. Previous operations concentrated on recovery from high-grade Sleeper Vein type ore. Operations did not attempt to maximize recovery from the other types of mineralized material such as lower grade oxide breccias and medium to high-grade sulphide breccias. Operations at Sleeper still achieved an average cash cost of $158 per ounce over 10 years from 1986 to 1996.

The Sleeper Gold Project covers a 30 square mile Epithermal Gold District, located in Humboldt County, Nevada. The goals of current work are: to define sufficient mineralized material to justify new operations and to continue testing of the exploration targets.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.*, and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those

reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END